UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1997


                                    0-27208
                            (Commission File Number)



            DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST
                               (Title of the Plan)



                         SIMON TRANSPORTATION SERVICES INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)


                 5175 West 2100 West, Salt Lake City, Utah 84120
                     (Address of Principal Executive Office)

                                    DICK SIMON TRUCKING, INC.
                                    PROFIT SHARING PLAN AND TRUST

                                    FINANCIAL STATEMENTS AS OF
                                    DECEMBER 31, 1997 AND 1996
                                    TOGETHER WITH REPORT OF
                                    INDEPENDENT PUBLIC ACCOUNTANTS

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrator and Participants of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  June 19, 1998

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                         Page

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for
    Benefits as of December 31, 1997 and 1996                                1

  Statement of Changes in Net Assets
    Available for Benefits with Fund Information
    for the Year Ended December 31, 1997                                 2 - 5

  Notes to Financial Statements                                          6 - 9


SUPPLEMENTAL SCHEDULES:

  Schedule of Assets Held for Investment
    Purposes as of December 31, 1997                                        10

  Schedule of Reportable Transactions
    for the Year Ended December 31, 1997                                    11

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996



                                                                                1997                 1996
                                                                         -------------------- --------------------
INVESTMENTS, at fair value:
   Fidelity Advisor Funds-
     Growth Opportunities Fund                                             $     1,164,242        $   1,116,281
     Equity Growth Fund                                                            702,496              442,535
     Daily Money Fund: US Treasury                                                 358,126              326,334
     High Yield Fund                                                               241,040              203,866
     Equity Income Fund                                                            130,921               11,705
     Natural Resources Fund                                                         63,709               11,845
     Overseas Fund                                                                  57,082                3,990
     Daily Money Fund: Money Market                                                 45,513               63,547
     Income & Growth Fund                                                           31,860                1,117
     Mid Cap Fund                                                                   19,096                  666
     Strategic Opportunities Fund                                                   13,655                1,498
     Emerging Markets Income Fund                                                   13,386                  635
     Strategic Income Fund                                                           7,766                  456
     Short Fixed Income Fund                                                         6,617                  756
     Government Investment Fund                                                      5,668                  931
     Intermediate Bond Fund                                                          5,393                  765
     Large Cap Fund                                                                  4,055                   66
   Simon Transportation common stock                                             1,962,072            1,075,530
   Participant loans                                                               447,034              154,059
                                                                         -------------------- --------------------

                Total investments                                                5,279,731            3,416,582
                                                                         -------------------- --------------------

CASH                                                                                   184                    4
                                                                         -------------------- --------------------
RECEIVABLES:
   Participant contributions                                                        68,439               57,947
   Employer contributions                                                           28,710               45,821
   Accrued interest and dividends                                                   16,472                    -
                                                                         -------------------- --------------------

                Total receivables                                                  113,621              103,768
                                                                         ==================== ====================

NET ASSETS AVAILABLE FOR BENEFITS                                          $     5,393,536        $   3,520,354
                                                                         ==================== ====================





                                        The accompanying   notes  to   financial
                                            statements  are an integral  part of
                                            this statement.

               DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                      FIDELITY ADVISOR FUNDS

                                         ------------------- ------------- --------------- --------------- ---------------
                                               Growth           Equity      Daily Money
                                         Opportunities Fund  Growth Fund      Fund: US          High       Equity Income
                                                                              Treasury       Yield Fund         Fund
                                         ------------------- ------------- --------------- --------------- ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)            $       79,677     $   30,180    $          -     $    3,353     $     2,049
       Net unrealized appreciation
       (depreciation) in fair value
       of investments                             134,056         19,285               -          2,761           3,070
       Interest and dividends                      76,402         77,725          17,237         25,360           8,286
     Contributions-
       Employer                                    96,638         65,041          37,381         23,869          15,436
       Participant                                209,382        147,673          80,461         52,399          43,151
       Rollovers                                   14,575         23,815          18,761          9,820           8,802
                                         ------------------- ------------- --------------- --------------- ---------------

            Total additions                       610,730        363,719         153,840        117,562          80,794
                                         ------------------- ------------- --------------- --------------- ---------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants               (200,788)       (90,702)        (55,059)       (26,544)         (2,102)

     Administrative expenses                       (8,914)        (4,451)         (2,610)        (1,688)           (433)
                                         ------------------- ------------- --------------- --------------- ---------------

            Total reductions                     (209,702)       (95,153)        (57,669)       (28,232)         (2,535)
                                         ------------------- ------------- --------------- --------------- ---------------
                                         ------------------- ------------- --------------- --------------- ---------------

NET INTERFUND TRANSFERS                          (353,067)        (8,605)        (64,379)       (52,156)         40,957
                                         ------------------- ------------- --------------- --------------- ---------------

            Net increase (decrease)                47,961        259,961          31,792         37,174         119,216
NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                        1,116,281        442,535         326,334        203,866          11,705
                                         ------------------- ------------- --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                             $    1,164,242     $  702,496     $   358,126     $  241,040     $   130,921
                                         =================== ============= =============== =============== ===============

Page 1 of 4

                                        The accompanying   notes  to   financial
                                            statements  are an integral  part of
                                            this statement.

              DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                     FIDELITY ADVISOR FUNDS
                                         -------------- --------------- ------------------ ------------- ---------------
                                            Natural                        Daily Money       Income &
                                           Resources    Overseas Fund      Fund: Money     Growth Fund        Mid
                                             Fund                            Market                         Cap Fund
                                         -------------- --------------- ------------------ ------------- ---------------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)            $      (87)   $       829      $         -       $     230       $     3

       Net unrealized appreciation
       (depreciation) in fair value
       of investments                         (10,148)        (3,268)               -            (596)       (1,339)
       Interest and dividends                   8,891          3,541           16,472           2,422         1,959
     Contributions-
       Employer                                 6,405          6,974          (17,111)          4,877         1,157
       Participant                             18,896         20,235           10,492          12,804         3,975
       Rollovers                               18,484          4,894                -          12,752             -
                                         -------------- --------------- ------------------ ------------- ---------------

            Total additions                    42,441         33,205            9,853          32,489         5,755
                                         -------------- --------------- ------------------ ------------- ---------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants             (2,782)          (334)               -            (993)            -

     Administrative expenses                     (270)          (208)              (5)            (89)          (30)
                                         -------------- --------------- ------------------ ------------- ---------------

            Total reductions                   (3,052)          (542)              (5)         (1,082)          (30)
                                         -------------- --------------- ------------------ ------------- ---------------
                                         -------------- --------------- ------------------ ------------- ---------------

NET INTERFUND TRANSFERS                        12,475         20,429          (18,029)           (664)       12,705
                                         -------------- --------------- ------------------ ------------- ---------------

            Net increase (decrease)            51,864         53,092           (8,181)         30,743        18,430
NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                       11,845          3,990          167,315           1,117           666
                                         ============== =============== ================== ============= ===============

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                             $   63,709    $    57,082      $   159,134       $  31,860       $19,096

                                         ============== =============== ================== ============= ===============

Page 2 of 4

                                        The accompanying   notes  to   financial
                                            statements  are an integral  part of
                                            this statement.

           DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                  FIDELITY ADVISOR FUNDS
                                       ------------------------------------------------------------------------------
                                            Strategic        Emerging     Strategic    Short Fixed     Government
                                          Opportunities      Markets        Income        Income       Investment
                                               Fund        Income Fund       Fund          Fund           Fund
                                       ------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)          $           92      $      56    $       -     $      (4)   $        (8)

       Net unrealized appreciation
       (depreciation) in fair value of
       investments                                 (962)        (1,946)        (197)            3            181
       Interest and dividends                     1,152          1,866          441           166            215
     Contributions-
       Employer                                   2,146          1,825        1,107         1,339            951
       Participant                                5,546          4,807        3,481         2,808          1,689
       Rollovers                                  5,796          6,735          399             -          2,251
                                       ------------------------------------------------------------------------------

            Total additions                      13,770         13,343        5,231         4,312          5,279
                                       ------------------------------------------------------------------------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants               (1,480)           (88)           -          (550)          (360)

     Administrative expenses                        (27)           (40)         (16)          (24)           (22)
                                       ------------------------------------------------------------------------------

            Total reductions                     (1,507)          (128)         (16)         (574)          (382)
                                       ------------------------------------------------------------------------------

NET INTERFUND TRANSFERS                            (106)          (464)       2,095         2,123           (160)
                                       ------------------------------------------------------------------------------

            Net increase (decrease)              12,157         12,751        7,310         5,861          4,737

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                          1,498            635          456           756            931
                                       ==============================================================================

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                           $       13,655     $   13,386    $   7,766    $    6,617    $     5,668
                                       ==============================================================================

Page 3 of 4

                                        The accompanying   notes  to   financial
                                            statements  are an integral  part of
                                            this statement.

           DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997


                                            FIDELITY ADVISOR FUNDS
                                         ------------------------------

                                                                                                          Dick Simon
                                                                             Simon                         Trucking
                                         Intermediate       Large       Transportation    Participant        Cash         Total All
                                           Bond Fund       Cap Fund      Common Stock      Loan Fund       Liquidity        Funds
                                         -------------- --------------- ---------------- --------------- -------------- ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
       Net realized gain (loss)            $     (10)     $     12       $     27,791       $      -       $       -     $  144,163

       Net unrealized appreciation
       (depreciation) in fair value
       of investments                             48          (187)           613,748              -               -        754,509
       Interest and dividends                    138           228                  -         21,978           2,537        267,016
     Contributions-
       Employer                                1,428           521             67,192              -               -        317,176
       Participant                             3,562         1,496            124,311              -               -        747,168
       Rollovers                                 745         1,307             27,378              -               -        156,514
                                         -------------- --------------- ---------------- --------------- -------------- ------------

            Total additions                    5,911         3,377            860,420         21,978           2,537      2,386,546
                                         -------------- --------------- ---------------- --------------- -------------- ------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
   Distributions to participants              (1,102)            -            (69,717)       (32,234)             (1)      (484,836)

   Administrative expenses                       (15)           (5)            (5,509)        (4,377)            205        (28,528)
                                         -------------- --------------- ---------------- --------------- -------------- ------------

          Total reductions                    (1,117)           (5)           (75,226)       (36,611)            204       (513,364)

                                         -------------- --------------- ---------------- --------------- -------------- ------------

NET INTERFUND TRANSFERS                         (166)          617            101,348        307,608          (2,561)             -
                                         -------------- --------------- ---------------- --------------- -------------- ------------

            Net increase (decrease)            4,628         3,989            886,542        292,975             180     (1,873,182)

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year                         765            66          1,075,530        154,059               4      3,520,354
                                         ============== =============== ================ =============== ============== ============

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                            $    5,393      $  4,055        $ 1,962,072     $  447,034      $      184    $ 5,393,536

                                         ============== =============== ================ =============== ============== ============

Page 4 of 4

                                        The accompanying   notes  to   financial
                                            statements  are an integral  part of
                                            this statement.

                                                                EIN:  87-0293383
                                                                Plan Number: 002



               DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST
                            NOTES TO FINANCIAL STATEMENTS



(1)  PLAN DESCRIPTION

Dick Simon Trucking, Inc. (the "Company") adopted the Dick Simon Trucking, Inc. Retirement Plan on October 1, 1987. The Plan was first amended on December 7, 1990 and its name was changed to the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan. The Plan was amended again on August 10, 1995 and its name was changed to the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan"). On June 20, 1996, the Company adopted the Stanwich Benefits Group, Inc. Regional Prototype Standardized 401(k) Profit Sharing Plan and Trust which amended and restated the Plan in its entirety effective July 1, 1996. The Company serves as the Plan Trustee and Administrator and Fidelity Advisor Funds holds the plan assets and executes investment transactions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed one year of service and who have attained 21 years of age are eligible to participate in the Plan. An eligible employee becomes a participant on the next January 1 or July 1 following the date the employee satisfies the eligibility requirements.

Participants elect both the amount of the salary reduction contribution and the allocation of the salary reduction contribution among the investment options within the Plan. Salary reduction contributions cannot exceed the lesser of 15 percent of the participant's pretax eligible gross compensation or the maximum amount allowable under the Internal Revenue Code ("IRC").

The Company makes discretionary contributions to the Plan, matching each participant's salary reduction contribution dollar-for-dollar up to 3 percent of the participant's eligible gross compensation. The Company may also make additional discretionary contributions to the Plan. Participants elect the allocation of the Company contributions among the investment options.

Participants   are   immediately   fully  vested  in  their   salary   reduction
contributions and related earnings. Participants vest ratably in employer matching contributions over six years of service or fully vest upon occurrence of one of the following events: 1) normal retirement at age 65, 2) death while employed by the Company, or 3) permanent disability. Benefits are normally paid at retirement, disability, death or other termination. Benefit distributions may be made in a single lump sum payment or an annuity. Forfeitures of nonvested employer matching contributions, which amounted to $30,205 during the year ended December 31, 1997, are offset against future employer matching contributions.

Investment Options

The Plan provides for seventeen investment options listed below. In addition, participants may borrow from their accounts. The investment funds, except for the Simon Transportation Services Inc. Common Stock fund, are managed by Fidelity Advisor Funds.

    Fidelity Advisor Growth Opportunities Fund - The fund seeks growth through a core investment in traditional growth stocks -- companies with above-average growth in sales or earnings -- plus other opportunities such as special situations, debt securities and cyclicals.

    Fidelity Advisor Equity Growth Fund - The fund seeks to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth.

    Fidelity Advisor Daily Money Fund: U.S. Treasury Portfolio - The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity.The fund invests only in U.S. treasury securities and repurchase agreements for these securities.

    Fidelity Advisor High Yield Fund - Investment focus on mature companies that are poised for dramatic growth; and "turnarounds," companies which are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment.

    Fidelity Advisor Equity Income Fund - The fund seeks stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential) and have increasing dividends.

    Fidelity Advisor Natural Resources Fund - The fund seeks long-term growth by investing primarily in domestic and foreign natural resources-related companies across a broadly diversified spectrum of industries.

    Fidelity Advisor Overseas Fund - The fund primarily invests in securities of companies located in the Americas (other than the United States), Far East, the Pacific Basin and Western Europe.

    Fidelity Advisor Income and Growth Fund - The fund utilizes a balanced approach to provide the best possible return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

    Fidelity Advisor Mid Cap Fund - The fund seeks long-term growth of capital by normally investing at least 65 percent of its total assets in mid-cap stocks. The fund may invest the remaining 35 percent of its assets in other securities.

    Fidelity Advisor Strategic Opportunities Fund - The fund seeks long-term capital appreciation by investing in securities that are undervalued or undiscovered by the marketplace.

    Fidelity Advisor Emerging Markets Income Fund - The fund seeks high income and, as a secondary objective, the potential for growth by investing in bonds from countries that have the potential for rapid economic expansion.

    Fidelity Advisor Strategic Income Fund - The fund uses a multi-sector asset allocation process that strategically shifts the fund's weighting among four general investment categories: high yield securities, U.S. government and investment-grade securities, emerging market securities and foreign developed market securities.

    Fidelity Advisor Short Fixed-Income Fund - The fund seeks to diversify among a broad range of short-term, investment-grade bonds. Capital preservation takes a high priority, but the fund manager also invests for high income.

    Fidelity  Advisor   Government   Investment  Fund  -  Invests  primarily  in
    securities backed by the full faith and credit of the U.S. government and it's various agencies and instrumentalities.

    Fidelity Advisor Intermediate Bond Fund - The fund seeks a high rate of income consistent with the preservation of capital, along with greater stability through investments in high-quality fixed-income securities.

    Fidelity Advisor Large Cap Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.

    Simon Transportation Services Inc. Common Stock - Funds are invested in shares of Simon Transportation Services, Inc.'s Class A Common Stock. Any dividends declared on the stock will be invested in additional shares of such stock.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of the participant's vested interest, as defined. The minimum amount for any loan is $1,000. The loans bear interest at one percent above prime rate on the date of the loan. As of December 31, 1997, the interest rates ranged from
9.25 to 9.75 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time determined by the Administrative Committee. All loans are secured by the participant's account and, regardless of term, become due and payable upon termination of the participant's employment. Fees and expenses incurred by the Plan in originating a loan are paid by the respective participant as a deduction from the loan proceeds.

Termination of the Plan

The Company may terminate the Plan at any time subject to the provisions of ERISA. If the Plan is terminated, the participants become fully vested and have a nonforfeitable interest in their accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.


Investments

Contributions are invested by the trustee in the Plan's funds as directed by the participants. Investments, other than participant loans, are carried at fair value based on quoted market prices. Participant loans are valued at face value which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized in income currently. Interest and dividends are recognized as earned and reinvested.

Expenses

The Plan pays all administrative expenses and fees relating to investment and management of the Plan funds, except legal and accounting fees which are paid by the Company. Fees relating to certain withdrawals are paid by the participant.

Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the plan year) with the fair value at the end of the plan year.

Net Realized Gain (Loss) on Investments

Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

(3)  FEDERAL INCOME TAXES

The Internal Revenue Service has issued a favorable determination letter dated October 25, 1993 stating that the Plan and related trust has been structured to qualify for tax exempt status under Section 401(a) of the IRC. The Plan's Administrative Committee and legal counsel believe that the Plan continues to be designed and operated in accordance with the applicable IRC requirements and with the requirements of ERISA.

(4)  SUBSEQUENT EVENT

Subsequent to December 31, 1997, the fair value of the Simon Transportation Services Inc. Common Stock fund declined significantly. As of December 31, 1997, the price per share was $24.00 and as of June 19, 1998 the price per share was $6.875, resulting in a decrease in the investment value of the fund from $1,962,072 to $562,052.

              DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

            LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AS OF DECEMBER 31, 1997



        (b) Identity of issue,                                                                                            (e)
(a)borrower, lessor or similar party                (c) Description of investment                     (d) Cost       Current value
-- ---------------------------------- ----------------------------------------------------------- ----------------- ----------------

*  Simon Transportation Services      81,573 shares of common stock                                 $   1,053,246       $  1,962,072
   Fidelity Investments               27,426  shares of Fidelity Advisor Growth Opportunities                              1,164,242
*                                        Fund                                                             993,688
*  Fidelity Investments               15,192  shares of Fidelity Advisor Equity Growth Fund               671,268            702,496
*  Participant loans                  Interest rates ranging from 9.25% to 9.75%                          447,034            447,034
*  Fidelity Investments               358,126  shares of Fidelity Advisor Daily Money Fund: US
                                         Treasury                                                         358,126            358,126
*  Fidelity Investments               19,161  shares of Fidelity Advisor High Yield Fund                  235,835            241,040
*  Fidelity Investments               5,082  shares of Fidelity Advisor Equity Income Fund                126,561            130,921
*  Fidelity Investments               3,040  shares of Fidelity Advisor Natural Resources Fund             73,676             63,709
*  Fidelity Investments               3,572  shares of Fidelity Advisor Overseas Fund                      59,689             57,082
*  Fidelity Investments               39,516  shares of Fidelity Advisor Daily Money Fund:
                                         Money Market                                                      39,516             45,513
*  Fidelity Investments               1,751  shares of Fidelity Advisor Income & Growth Fund               32,362             31,860
*  Fidelity Investments               1,470  shares of Fidelity Advisor Mid Cap Fund                       20,418             19,096
*  Fidelity Investments               540  shares of Fidelity Advisor Strategic Opportunities
                                         Fund                                                              14,635             13,655
*  Fidelity Investments               1,207  shares of Fidelity Advisor Emerging Market Income
                                         Fund                                                              15,286             13,386
*  Fidelity Investments               701  shares of Fidelity Advisor Strategic Income Fund                 7,964              7,766
*  Fidelity Investments               708  shares of Fidelity Advisor Short Fixed Income Fund               6,615              6,617
*  Fidelity Investments               585  shares of Fidelity Advisor Government Investment Fund
                                                                                                            5,487              5,668
*  Fidelity Investments               509  shares of Fidelity Advisor Intermediate Bond Fund                5,344              5,393
*  Fidelity Investments               303  shares of Fidelity Advisor Large Cap Fund                        4,230              4,055
                                                                                                  ================= ================

                                                                                                    $   4,170,980       $  5,279,731

                                                                                                  ================= ================

* Denotes party-in-interest

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                                                 (f)
                                                                                                               Current
                                                                      (c)            (d)            (e)       value at        (g)
       (a) Identity of                 (b) Description             Purchase        Selling        Cost of    transaction      Net
       party involved                      of asset                  price          price          asset        date         gain
------------------------------ --------------------------------- -------------- -------------- ------------ ------------- ----------

* Simon Transportation         Common Stock
   Services                                                      $   374,958   $        -      $  374,958   $    374,958  $        -

* Fidelity Investments         Fidelity Advisor Growth
                                  Opportunities Fund                 480,892            -         480,892        480,892           -
* Fidelity Investments         Fidelity Advisor Equity Growth
                                  Fund                               408,997            -         408,997        408,997           -
* Fidelity Investments         Fidelity Advisor Daily Money
                                  Fund-US Treasury                   227,365            -         227,365        227,365           -
* Plan Participants            Participant Loans                     509,841            -         509,841        509,841           -
* Fidelity Investments         Fidelity Advisor Growth
                                  Opportunities Fund                       -      668,824         576,336        668,824      92,488
* Fidelity Investments         Fidelity Advisor Equity Growth
                                  Fund                                     -      233,006         207,489        233,006      25,517
* Fidelity Investments         Fidelity Advisor Daily Money
                                  Fund-US Treasury                         -      187,248         187,248        187,248           -
* Plan Participants            Participant Loans
                                                                           -      248,208         248,208        248,208           -



* Denotes party-in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                               Dick Simon Trucking, Inc.
                                               Profit Sharing Plan and Trust
                                               (Registrant)
                                               /s/ Alban B. Lang
                                               Alban B. Lang
                                               Plan Administrator

Dated:   June 29, 1998